Mail Stop 4561

July 24, 2009

Mr. Jure Sola
Chairman and Chief Executive Officer
Sanmina-SCI Corporation
2700 North First Street
San Jose, CA 95134

      Re: **Sanmina-SCI Corporation**
              Form 10-K For Fiscal Year Ended September 27, 2008
              Forms 10-K/A For Fiscal Year Ended September 27, 2008
              Filed May 11, 2009 and June 11, 2009
              Forms 8-K Filed on January 21, 2009 and April 22, 2009
              File No. 000-21272

Dear Mr. Sola:

      We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Craig D. Wilson
                    Senior Assistant Chief Accountant